Exhibit 99.1

CureVac Announces Proposed Public Offering of Common Shares

TÜBINGEN, Germany/ BOSTON, USA – January 25, 2021 – CureVac N.V. (Nasdaq: CVAC) (“CureVac” or the “Company”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), announced today that it intends to offer and sell in an underwritten public offering 5,000,000 common shares. In addition, the Company expects to grant the underwriters a 30-day option to purchase up to an additional 750,000 common shares at the public offering price, less underwriting discounts and commissions. All the shares will be offered by CureVac.

BofA Securities, Jefferies and Evercore ISI are acting as joint book-running managers for the proposed offering. UBS Investment Bank, Guggenheim Securities, Berenberg and Kempen & Co are acting as passive book-running managers for the proposed offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (“SEC”), but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective.

The offering is being made only by means of a prospectus. Copies of the preliminary prospectus relating to the offering may be obtained, when available, for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus, when available, may be obtained from BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, by telephone at (800) 299-1322 or by email at dg.prospectus_requests@bofa.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; and Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, New York 10055, or by telephone at (888) 474 0200, or by email at ecm.prospectus@evercore.com. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CureVac
CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA.

CureVac Investor Relation Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

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